Pan American Lithium Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the fiscal year ended February 28, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated audited financial statements and notes thereto for the financial year ended February 28, 2011 of Pan American Lithium Corp (the “Company”). Such consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

DATE

This MD&A is prepared as of June 28, 2011.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report are forward-looking statements, which reflect the Company’s management’s expectations regarding the Company’s future growth, results of operations, performance and business prospects and opportunities including statements related to the development of existing and future property interests, availability of financing and projected costs and expenses. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this report. These assumptions, which include management’s current expectations, estimates and assumptions about current mineral property interests, the global economic environment, the market price and demand for lithium and other minerals and the Company’s ability to manage the Company’s property interests and operating costs, may prove to be incorrect. A number of risks and uncertainties could cause the Company’s actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) a downturn in general economic conditions, (2) a decreased demand or price of lithium and other minerals, (3) delays in the start of projects with respect to the Company’s property interests, (4) inability to locate and acquire additional property interests, (5) the uncertainty of government regulation and politics in North America and Chile regarding mining and mineral exploration, (6) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges, and (7) other factors beyond the Company’s control.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these and other assumptions, risks and uncertainties are set out in the section entitled “Risk Factors” below.

DESCRIPTION OF BUSINESS

The Company was incorporated under the laws of the Province of British Columbia on September 18, 2006. On January 20, 2010, the Company effected a name change to Pan American Lithium Corp. The Company is a mineral exploration company engaged in the business of acquiring, exploring and evaluating lithium properties in Latin America. The Company is currently listed for trading on the TSX Venture Exchange (the “Exchange”) under the symbol “PL” and has registered its common shares under Section 12(g) of the United States Securities Exchange Act of 1934 by filing a Form 8-A on January 26, 2011 with the United States Securities and Exchange Commission.

The Company currently has interests in two material lithium exploration property areas in Chile and Mexico. Its Chilean holdings consist of interests in nine lithium brine salars in Atacama Region III, Chile, and the Company is in the process of expanding its position in one existing salar, and acquiring interests in two additional lithium brine salars. The Company also has an option to acquire an indirect interest in the Cerro Prieto geothermal brine project in Baja California Norte, Mexico. Until June 10, 2010, the Company held an option in the Aspen Grove copper property in the Nicola Mining District, British Columbia, Canada. Pursuant to a termination agreement dated June 10, 2010, the Company terminated the option and released all interest in such minerals claims to the original optionors of the property. In addition, the Company transferred the three remaining British Columbia minerals claims to the optionor under the same agreement. The Company has not yet determined whether its property interests contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the resource at such property and upon future profitable production or proceeds from the disposition thereof.

CHILEAN SALARS – ATACAMA REGION III, CHILE

On December 4, 2009, the Company acquired 99% of South American Lithium Company S.A. Cerrada (“Salico”) which, in turn, holds interests in a total of nine lithium salars in Chile as set out in the table below. The Company acquired Salico in connection with the closing of an Amended and Restated Securities Exchange Agreement dated October 18, 2009. The existing portfolio of rights in the nine salars includes surface brine lakes or surface flow at Laguna Verde, Laguna Brava and Rio Salado/Pedernales, and six additional lithium brine projects, all located in the mineral-rich Atacama Region III.

On June 14, 2010, the Company filed a National Instrument 43-101 compliant technical report for an inferred resource estimate for each of its Laguna Verde and Laguna Brava salars. The inferred resource estimate at Laguna Verde surface lake was computed at an average grade of 212.40 mg/litre to be 512,960 tons of lithium carbonate equivalent, and at an average potassium grade of 4,881 mg/litre computed to be 4,223,134 tons of potassium chloride equivalent. The inferred resource estimate at Laguna Brava surface lake was computed at an average grade of 313 mg/litre to be 13,580 tons of lithium carbonate equivalent, and at an average potassium grade of 3,356 mg/litre computed to be 46,623 tons of potassium chloride equivalent. For more information, see the technical reports filed on SEDAR on June 14, 2010.

The rights in these nine lithium salars cover a cumulative area in excess of 13,000 hectares, all accessible via serviceable roads. It is believed that the salars collectively carry the potential to host lithium in three distinct brine types: surface water, shallow and deep brines.

Name of Salar	Hectares Acquired	Property Rights held by Salico
Lagunas Jilgueros	1,500	100% of concessions
Laguna Brava	4,400	100% of concessions
Salar Ignorado	600	100% of concessions
Salar de Wheel Wright	1,200	100% of concessions
Laguna Escondida	900	100% of concessions
Rio de la Sal/Pedernales	900	100% of concessions
Laguna Verde	3,400	100% of concessions
La Laguna	400	100% of concessions
Salar Piedra Parada	3,600(1)	Contractual rights to exploit lithium, light metals and commercial salts(1)

(1)

Salico has been granted contractual rights from a private Chilean company to extract and exploit lithium, light metals and commercial salts with respect to Salar Piedra Parada; the private company has since conveyed its remaining rights to Zoro Mining Corp. a publicly-traded company with one director and two officers in common with the Company. Zoro now owns senior mineral concessions at Piedra Parada on over 2,100 hectares, and has overstaked concessions on 1,500 additional hectares at Piedra Parada which are subject to the senior rights of a third party.

Pursuant to the terms of the Amended and Restated Securities Exchange Agreement, and at the closing thereof, the Company purchased 99% of the interests of Salico from the owners in consideration for the Company issuing 10,494,000 common shares to such holders at a fair value of $3,148,200. Acquisition costs also included $184,000 which is the fair value of 613,333 finders shares issued. The Company also agreed to pay US$50,000 to the former holder of the property interests on signing to cover costs incurred in connection with the formation and organization of Salico and a monthly fee of US$25,000 to compensate general and administrative costs of the former holder from the execution date to the closing date. The closing of the agreement occurred on December 4, 2009.

In connection with the closing of the acquisition, Salico granted a 2% net smelter return royalty to the vendor on future production from eight salars, and a 2% net smelter return royalty to another vendor on one salar, payable following commencement of commercial production to a maximum of US$6 million on a per salar basis. Prior to commencement of commercial production at any salar, Salico may re-purchase one-half of each net smelter return royalty for US$2 million on a per salar basis. At the Piedra Parada salar, where Salico obtained contractual rights to exploit lithium and light metals, Salico granted a 2% net smelter return royalty to the owner on the proceeds from the sale of lithium and light metals to a maximum of US$6 million. Salico is obligated to pay the owner a payment of US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status. Subsequent and subject to the agreement with SALICO, the owner of the Piedra Parada mineral concessions conveyed such concessions and the right to receive the maintenance payment described herein, to Zoro Mining Corp. (OTCBB:ZORM), a publicly traded mining company with one director and 2 officers in common with the Company.

Acquisition of Two New and Expansion of one Existing Chilean Lithium Brine Projects

The Company in February, 2011 announced it has signed agreements with Sociedad Gareste, Limitada (“Gareste”) to acquire interests in two new, and expansion of rights in one existing lithium brine projects in Atacama Region III, Chile. The Company has entered into three agreements with Gareste which include a definitive purchase agreement, whereby the Company has agreed to expand its position at by acquiring additional mineral concessions totalling 4,200 hectares and other rights at the Salar de Pedernales, and two binding letters of intent for earn-in/joint venture agreements at both the Salar de Maricunga and the Llanta aquifer project (for concessions totalling 4,220 hectares along with other rights). The closing of each of the agreements is subject to certain conditions precedent, including satisfactory due diligence and exchange and regulatory approval.

Upon closing of the Pedernales acquisition, the Company has agreed to issue 2 million common shares to Gareste. The parties have agreed to close this proposed transaction on or before December 30, 2011, or such other date as the parties may agree to in writing. Completion of the proposed transaction will be subject to certain conditions including receipt of all necessary regulatory and exchange approvals, and the granting of a 2% NSR to Gareste, capped at US$6 million, one-half of which can be repurchased by the Company for US$2 million prior to commercial production. The proposed acquisition is between arm’s length parties and will not require shareholder approval from the shareholders of the Company.

The joint venture with Gareste at the Salar de Maricunga contemplates that Pan American will perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project. These amounts are set out in the following table:

MILESTONE	CASH PAYMENT	SHARES	INCREMENTAL % INTEREST EARNED
Regulatory approval of Agreement		200,000
One year from execution of Agreement	US$100,000	100,000
Two years from execution of Agreement	US$100,000	100,000
Three years from execution of Agreement	US$100,000	100,000
Delivery of scoping study		100,000	10
Delivery of pre-feasibility study (”PFS”)		100,000	20
180 days after Delivery of PFS	US$ 100,000
Delivery of bankable feasibility study (“BFS”)		300,000	40
180 days after Delivery of BFS	US$ 100,000
Receipt of actual funds from project debt financing to build production facility based on BFS	US$1 million	1,000,000	10
TOTALS	US$1.5 million	2 million	80

The joint venture with Gareste at the Llanta project anticipates that Pan American will perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of the project. These amounts are set out in the following table:

MILESTONE	CASH PAYMENT	SHARES	INCREMENTAL % INTEREST EARNED
Regulatory approval of Agreement		50,000
One year from execution of Agreement	US$25,000	25,000
Two years from execution of Agreement	US$25,000	25,000
Three years from execution of Agreement	US$50,000	50,000
Delivery of scoping study		50,000	10
Delivery of pre-feasibility study (”PFS”)		100,000	20
180 days after Delivery of PFS	US$ 50,000
Delivery of bankable feasibility study (“BFS”)		200,000	40
180 days after Delivery of BFS	US$ 100,000
Receipt of actual funds from project debt financing to build production facility based on BFS	US$350,000	400,000	10
TOTALS	US$600,000	900,000	80

OPTION TO ACQUIRE ESCONDIDAS – MEXICO

On December 18, 2009, the Company entered into a Share Option Agreement (the “Option Agreement”) with Escondidas Internacional S.A. de C.V., a privately-held Mexican corporation (“Escondidas”) and the shareholders of Escondidas. Following the entry into the option agreement, the shareholders granted an option to us to acquire 76% of the issued and outstanding shares of Escondidas. The primary asset of Escondidas is a joint venture and development agreement with CPI Internacional S.A. de C.V., a privately-held Mexican corporation (“CPI”), whereby CPI and Escondidas agreed to jointly process lithium and precious metals in the Cierro Prieto geothermal brine concessions that are owned by CPI and located in Baja California, Mexico, roughly 30 km south of the city of Mexicali.

Upon the exercise of the option, the Company will have the right to acquire 76% of the issued and outstanding shares of Escondidas held by the shareholders. In consideration for the option, the Company has agreed to pay or issue the following on the closing date of the Option Agreement on a pro rata basis:

  payment of US$125,000 to the shareholders;
  issuance of 5,000,000 common shares to the shareholders; and
  issuance of 5,000,000 warrants to the shareholders, each warrant of which entitles the shareholder to acquire one additional common share at the exercise price of $0.50 per share for a period of two years from the closing date.

In addition, the Company is obligated to pay to the shareholders the following amounts on a pro rata basis:

  US$500,000 - 6 months from commencement of commercial production;
  US$500,000 - 12 months from commencement of commercial production; and
  US$750,000 - 18 months from commencement of commercial production.

The Option Agreement further provides that the Company will pay:

  US$150,000 to Escondidas on signing for the repayment of outstanding indebtedness owed by Escondidas;
  US$50,000 to Escondidas on signing, and US$1,000 (formerly US$25,000) on a monthly basis thereafter until the earlier of the closing date or the termination of the Option Agreement to cover costs relating to outstanding expenses, due diligence, legal fees and other general and administrative expenses of Escondidas; and
  US$50,000 to Escondidas at closing for the repayment of outstanding indebtedness owed by Escondidas.

Effective March 29, 2010, the parties extended the termination date of the Option Agreement to June 30, 2010. On June 30, 2010 the parties extended the termination date of the Option Agreement to October 31, 2010 and substantially changed the terms of the agreement to those reflected above. On October 28, 2010 the Company extended the termination date of the Option Agreement to April 30, 2011 and all other terms remained unchanged. On April 30, 2011, the Company extended the termination date of the Option Agreement to October 31, 2011 and reduced the amount payable monthly to US$1,000.

The Company is currently conducting its due diligence review in connection with the Escondidas transaction. The Company anticipates that it will incur a significant amount of time and costs in connection with the due diligence and closing of the Escondidas transaction. If additional funds are required to close the transaction, the Company anticipates that it will raise such funds through an equity financing on a private placement basis.

The Company currently only holds an option to obtain control of Escondidas, and to indirectly acquire an interest in the Mexican property, and it has not yet determined whether it will exercise this option. The Company is not currently performing any exploration or other activities on or for the underlying property, and is simply paying the Escondidas shareholders the US$1,000 monthly fee to keep the option effective. Accordingly, the Company does not need any permits, nor does it have any current operational plans regarding this property, and do not consider the Mexican property to be material at this time.

OVERALL PERFORMANCE

The Company was incorporated on September 18, 2006 and completed its initial public offering in Canada on July 24, 2009. As an exploration stage company, the Company has not generated revenues to date from its properties and anticipate that the Company will continue to require equity financing to fund operations until such time as one or more of its properties are put into commercial production on a profitable basis. During the year ended February 28, 2011, the Company incurred total expenses and a net loss of $2,369,091. During the year ended February 28, 2010, the Company identified the lithium sector as a viable business opportunity to increase shareholder value. During the Company’s year ended February 28, 2011, it entered into an Amended Share Exchange Agreement as discussed above under the heading “Description of Business and Property — Chilean Salars – Atacama Region III”. As a result, it incurred increased costs in connection with the acquisition which closed on December 4, 2009. Total expenses plus other items and net loss during the year ended February 28, 2010 were $1,388,366, compared to $53,182 as at February 28, 2009. During the year ended February 28, 2010, the Company entered into a Termination Agreement with two individuals to terminate the Option Agreement dated May 28, 2007 and to release its option on the 17 mineral claims that comprise the Aspen Grove copper property plus three additional mineral claims located in British Columbia. Following execution of the Termination Agreement, the Company’s management wrote off the Aspen Grove assets which amounted to $393,689. The Company intends to concentrate its activities on the lithium sector and anticipate that expenses will materially increase during the foreseeable future as it carries out its exploration activities on its Chilean salars.

On November 16, 2010, the Company announced it has retained Pro Business Trust (“PBT”), a private, US-based trust, through a consulting agreement (the “Consulting Agreement”) under which PBT will assist the Company with a comprehensive exploration program at up to five of the Company’s brine projects in Atacama Region III in Chile. The Consulting Agreement was for an expected initial term of six months, and the parties have agreed to extend this period to accommodate the exploration program. PBT is carrying out an initial exploration program, not to exceed US$500,000, at lithium brine projects in which the Company owns interests. In consideration for these services to be performed under the Consulting Agreement, and upon the Company’s approval of the invoices submitted by PBT and further approval by the TSX Venture Exchange (the “TSXV”), the Company will deliver common shares to PBT, at a deemed price that is the closing price of the Company’s common shares on the TSXV on the day an invoice is approved, subject to the maximum discounted market price under the policies of the TSXV (the “Discounted Market Price”). Accordingly, the number of common shares delivered after approval of each invoice will be computed by dividing (a) the amount of each approved invoice by (b) the Discounted Market Price. The Company announced on June 14, 2011 that PBT is commencing an initial 300 meter drilling exploration program at the Llanta project.

On January 24, 2011, the Company’s Registration Statement on Form F-1 was approved by the Securities and Exchange Commission for the resale of up to 3,338,400 common shares of the Company. Also on January 24, 2011, the Company filed a Registration Statement on Form 8-A12G, which registered the Company’s common shares under the Securities and Exchange Act of 1934 (the “1934 Act”). As such, the Company is subject to the reporting obligations of the 1934 Act as a foreign private issuer, as defined in Rule 3b-4 promulgated under the 1934 Act.

On May 2, 2011, the Company announced that, subject to TSXV approval, it has retained Level 3 Capital Management Inc. ("Level 3") through a consulting agreement under which Level 3 will assist Pan American as an advisor for corporate financing and strategic planning in addition to services related to project identification, negotiation, due diligence and acquisitions.

On July 15, 2010, the Company announced that it has arranged a non-brokered private placement for the sale of up to 6,666,667 million units, at CDN$0.15 per unit, to raise up to CDN$1,000,000.05. Each unit consists of one common share and one non-transferrable common share purchase warrant, with each such warrant exercisable at CDN$0.25 for a period of two years from the date of closing. On September 30, 2010, the Company announced the closing of the first tranche of the private placement of 3,532,397 units at $0.15 a unit for total gross proceeds of $529,859. On October 4, 2010, the Company announced the closing of the second tranche of the private placement of 1,900,476 units for total gross proceeds of $285,071. On June 16, 2011, the Company announced the closing of a non-brokered private placement of 4,076,667 units at $0.15 per unit. Each unit consists of one common share and one common share purchase warrant entitling the purchaser to acquire one additional common share at an exercise price of $0.25 per common share until June 16, 2013.

The Company believes that the proceeds from the Company’s recent private placement when combined with the current treasury will not be sufficient for the next 12 calendar months of operations. The Company accordingly believes that additional fundraising activities are necessary in order to cover the costs of the next year of operations.

SELECTED ANNUAL INFORMATION

The following information sets out the Company’s audited selected annual information for the years ended February 28, 2011, 2010 and 2009:

	Year Ended February 28, 2011	Year Ended February 28, 2010	Year Ended February 28, 2009
	($)	($)	($)
Revenue	Nil	Nil	Nil
Expenses	2,501,592	970,008	63,956
Net Loss	2,369,091	1,388,366	53,182
Basic and Diluted Loss Per Share	$0.07	0.10	0.01

	As at February 28, 2011	As at February 28, 2010	As at February 28, 2009
	($)	($)	($)
Mineral Properties	4,441,553	3,989,952	139,775
Total Assets	4,675,795	5,706,053	237,236
Long-Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

As a mineral exploration company, the Company has not generated any revenues to date from its properties. During the year ended February 28, 2009, expenses totalled $63,956 which is consistent for prior periods without the compensation expense incurred in the year ended February 29, 2008. During the year ended February 28, 2010, expenses totalled $970,008 which reflects the Company’s increased activities as it focussed on support for the exploration of its Chilean lithium interests. During the year ended February 28, 2011, expenses totalled $2,501,592 which reflects the Company’s increased activities as it focussed on support for the exploration of its Chilean lithium interests. Expenses during the year ended February 28, 2010 were largely comprised of management fees of $234,489, investor communications of $216,085, stock based compensation of $242,698 and professional fees of $130,737. Expenses during the year ended February 28, 2011 were largely comprised of management fees of $941,697, investor communications of $599,172, stock based compensation of $558,858 and professional fees of $209,375. The material increases in its expenses reflected the focus on the Company’s lithium property interests, the expansion of the Company’s management team and board of directors, and increased professional fees resulting from the acquisitions of its lithium property interests. Management anticipates that expenses will continue to increase as the Company proceeds with the development of its exploration stage properties. See the discussion under the headings “Liquidity” and “Capital Resources” for more information.

RESULTS OF OPERATIONS

Year ended February 28, 2011

During the year ended February 28, 2011, the Company incurred expenses of $2,501,592, primarily consisting of management fees of $941,697, investor communications of $599,172, stock based compensation of $558,858 and professional fees of $209,375. Net loss for the year ended February 28, 2011 was $2,501,592. During the year ended February 28, 2010, the Company incurred expenses of $970,008, primarily consisting of management fees of $234,489, investor communications of $216,085, stock based compensation of $242,698 and professional fees of $130,737. Net loss for the year ended February 28, 2010 was $1,388,366, including a $393,689 impairment charge for writing off the Aspen Grove property. Stock based compensation during the year ended February 28, 2011 increased over the same period the prior year due to additional incentive stock options granted to various directors, officers, and consultants. Other expenses increased due to additional support for exploration and development of properties in Chile as well as increased fund-raising efforts. The Company’s professional fees increased due to legal and audit costs associated with due diligence, acquisitions, financings and costs related to compliance with Canadian Securities laws and the filing of a Registration Statement on Form F-1. Investor communications expenses increased due to the hiring of Minegate Resources Capital Group for investor relations and financing matters, who subsequently worked with a number of subcontractors, paid for by the Company, who provided print and internet advertising, media campaigns, and related services all in Canada to the Company. In addition, investor communication expenses increased due to the hiring of Jack Wynn & Co. Inc. on February 24, 2010 for US$10,000 a month (plus a $10,000 deposit) for news media relations and communications consulting services and Crescendo Communications LLC for advising the Company on investor relation strategies along with marketing the Company to prospective investors. Management fees increased due to (1) the engagement of Kriyah Consultants LLC and other consultants to provide services including senior management, accounting, human resources, and other corporate services, (2) the expansion of the Company’s Board of Directors by adding Dr. Ronald Richman as an independent director, and the formation of a Technical Advisory Committee to the Board of Directors consisting of Dr. David Terry, Dr. Richman, and Dr. Tim Lowenstein and the entry into consulting and advisory agreements on April 30, 2010 with each of the individuals, and (3) the recognition of non cash expense related to options earned but not yet granted to the President and CEO, Andrew Brodkey.

Following the disposition of its Aspen Grove Property and additional mineral claims located in British Columbia, Canada, the Company holds property interests in Chile and Mexico as described under the heading “Description of Business”. On June 10, 2010, the Company entered into a Termination Agreement with two individuals to terminate the Option Agreement dated May 28, 2007 and to release its option on the 17 mineral claims that comprise the Aspen Grove copper property. As the Company is focussed on the exploration and development of properties containing lithium and light metals, the Company decided to release its option on the Aspen Grove property and transfer all interest in such property back to the original optionors. Following the agreement, the Company wrote off $393,689 with respect to the Aspen Grove Property.

SUMMARY OF QUARTERLY RESULTS

The following table provides quarterly financial information for the prior four quarters following the Company becoming a reporting issuer on June 15, 2009:

Description	Three Months Ended February 28, 2011 (audited)	Three Months Ended November 30, 2010 (unaudited)	Three Months Ended August 31, 2010 (unaudited)	Three Months Ended May 31, 2010 (unaudited)	Three Months Ended February 28, 2010 (audited)	Three Months Ended November 30, 2009 (unaudited)	Three Months Ended August 31, 2009 (unaudited)	Three Months Ended May 31, 2009 (unaudited)
	($)	($)	($)	($)	($)	($)	($)	($)
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss before other items	776,457	534,855	492,720	697,560	808,474	60,031	70,046	31,457
Net loss for period	605,583	549,746	494,622	719,140	1,226,832	60,031	70,046	31,457
Basic and fully-diluted loss per share	$0.016	$0.015	$0.015	$0.022	0.068	0.017	0.011	0.006

The Company became a reporting issuer following completion of its initial public offering on July 24, 2009. During the three months ended May 31, 2009, the Company incurred expenses of $31,457 which primarily consisted of management fees of $10,500 and professional fees of $18,327. During the three months ended August 31, 2009, expenses increased to $70,046 largely the result of stock based compensation fees of $34,458. Management fees and other expenses were generally similar to the three months ended May 31, 2009. Expenses decreased to $60,031 during the three months ended November 30, 2009. During this time, stock based compensation expense decreased to $17,299 and professional fees decreased to $7,256 following completion of the Company’s initial public offering. During the three months ended February 28, 2010, expenses increased to $808,474 as the Company ramped up development of its mineral properties and increased fund raising efforts. During this time, investor communications increased to $205,241, management fees increased to $198,489, stock based compensation increased to $191,011, professional fees increased to $93,502, and advertising increased to $51,503. During the three months ended May 31, 2010, expenses were $697,560 as the Company continued to focus on increased development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $132,941, management fees were $147,908, stock based compensation increased to $282,612, professional fees were $62,482, and advertising was $33,433. During the three months ended August 31, 2010, expenses were $494,622 as the Company continued to focus on increased development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $114,781, management fees were $181,057, stock based compensation expense was $115,444, professional fees were $46,237, and travel expenses were $20,402. During the three months ended November 30, 2010, expenses were $534,855 as the Company continued to focus on continued development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $146,451, management fees were $153,929, stock based compensation expense was $138,600, and professional fees were $53,374. During the three months ended February 28, 2011, expenses were $776,457 as the Company continued to focus on continued development of its mineral properties and increased fund raising efforts. During this time, investor communications accounted for $204,999, management fees were $458,803, stock based compensation expense was $22,202, and professional fees were $47,282.

LIQUIDITY

The Company had cash of $165,165 at February 28, 2011 and $1,637,451 at February 28, 2010, and the Company had working capital deficit of $162,504 at February 28, 2011 as compared to working capital of $1,659,938 at February 28, 2010.

On December 4, 2009, the Company closed a non-brokered unit private placement financing of approximately $2,954,640 in connection with the closing of the Amended Share Exchange Agreement on December 4, 2009. Pursuant to the terms of the financing, the Company issued a total of 9,848,801 units at $0.30 per unit for gross proceeds of $2,954,640. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.50 until expiry on June 4, 2011. The Company also issued 782,836 warrants and paid cash of approximately $290,755 in finders fees and legal costs in connection with the closing of the financing.

On July 15, 2010, the Company announced that it has arranged a non-brokered private placement for the sale of up to 6,666,667 million units, at CDN$0.15 per unit, to raise up to CDN$1,000,000.05. Each unit consists of one common share and one non-transferrable common share purchase warrant, with each such warrant exercisable at CDN$0.25 for a period of two years from the date of closing. On September 30, 2010, the Company announced the closing of the first tranche of the private placement of 3,532,397 units at $0.15 a unit for total gross proceeds of $529,859. On October 4, 2010, the Company announced the closing of the second tranche of the private placement of 1,900,476 Units for total gross proceeds of $285,071.

Subsequent to the year ended February 28, 2011, the Company closed a non-brokered unit private placement financing of approximately $611,500. Pursuant to the terms of the financing the Company issued a total of 4,076,667 units at $0.15 per unit. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 until June 16, 2013. The Company paid a cash finder’s fee of $39,650 and issued 267,666 warrants to finders in connection with the closing of the financing.

The Company anticipates that it currently does not have sufficient capital in order to meet its requirements for the next twelve month period. These costs include the proposed scoping and feasibility studies at Laguna Verde, the proposed exploration program at Laguna Brava, as described under the heading “Results of Operations”, the assumed continuation of due diligence costs with respect to the Escondidas transaction, general and administrative costs and costs associated with keeping the Chilean salars in good standing during the next twelve months. The Company plans to raise such funds primarily through the private placement of its equity securities. Under such circumstances, there is no assurance that the Company will be able to obtain further funds required for the Company’s continued working capital requirements. Any issuance of the Company’s equity securities in the near future may result in substantial dilution to the Company’s existing shareholders.

Anticipated Cash Requirements

At Laguna Verde, subject to adequate funding, the Company is planning to engage a professional chemistry and engineering consulting firm to undertake scoping and pre-feasibility studies. Such studies are expected to take 12 months to complete and cost in the range of $1.5 to $2 million, of which the scoping study portion is expected to be around $200,000. The Company anticipates hiring this consultant during calendar year 2011. Thereafter, the Company intends to commence a full feasibility study, permitting and preliminary engineering, which could cost in total upwards of $8 million. The Company announced on June 17, 2011 that it had entered into an agreement with the University of Nevada-Reno to conduct research on the concentration of lithium from brines provided by the Company from several of its lithium-potassium brine properties in Chile. This study, which is estimated to cost in the range of US$10,000, is effectively a pre-scoping exercise which should allow the Company to identify additional processing methodologies which can be incorporated into the full scoping study planned for later this year at Laguna Verde.

Subject to adequate funding, the Company is planning to undertake a conditional three stage exploration program at Laguna Brava. Stage 1 would include a bathymetry and geochem program estimated to cost $150,000 which is anticipated to commence during the fall of 2010 and last 3 months. Following successful results, Stage 2 would include a hydrologic program and metallurgy and evaporation test work to cost $176,500 which is anticipated to take 9 months. Following successful results, Stage 3 would include a drilling and aquifer evaluation to cost $455,000 which is anticipated to last an additional 6 months. Total cost for the three stages, including a 15% contingency, is approximately $900,000.

As to the nine other salar properties in Region III Chile, subject to adequate funding, the Company intends to design and implement exploration programs at Llanta, Salar de Pedernales and Salar de Maricunga during 2011. The Company announced on June 14, 2011 that PBT is providing the funds for and is commencing an initial 300 meter drilling exploration program at the Llanta project. The Company has no immediate plans for exploration or development for the upcoming fiscal year at any of the other properties not specifically mentioned. The Company intends to spend only necessary property holding costs for these sites, in the approximate amount of $50,000 per year.

The Company intends to conduct additional due diligence to evaluate the merits of the Escondidas transaction while awaiting the procurement, by the joint venture partner of Escondidas, of additional agreements for access and permits from Mexican governmental agencies. The costs for this exercise are anticipated not to exceed the U.S. $1,000 (formerly U.S. $25,000) per month that is currently being remitted to Escondidas by the Company.

The Company estimates its minimum operating expenses and working capital requirements for the next 12 month period to be as follows:

Expense	Estimated Amount
Advertising and promotion	$12,000
Bank charges	5,000
Exploration	396,000
Investor communications	180,000
Management fees	564,000
Office and miscellaneous	50,000
Professional fees	240,000
Rent	17,000
Transfer agent and filing fees	36,000
Travel	60,000
Total	$1,560,000

If the Company does not raise any additional funds, it will not have enough working capital to follow its projected costs for the next 12 month period. Under such circumstances, the Company anticipate that exploration expenses would be reduced significantly, as it would only pay the minimum costs to keep its properties in good standing, and generally reduce its overhead costs. Specifically, under such circumstances the Company would reduce its professional fees, investor relations expenses, consulting fees, and travel expenses.

The Company plans to raise its required funds primarily through the private placement of its equity securities. Under such circumstances, there is no assurance that it will be able to obtain further funds required for its continued working capital requirements. Any issuance of its equity securities in the near future may result in substantial dilution to its existing shareholders.

CAPITAL RESOURCES

The Company has capital commitments in connection with its Chilean properties. The Company indirectly holds interests in nine Chilean lithium salars through its 99% owned subsidiary Salico, and the right to expand its position at one salar and to earn interests in two additional properties. The Company estimates that Salico is required to pay $50,000 during the next twelve months to keep the property interests in good standing. The Company is also required to pay to a third-party US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status.

Operating Activities

The Company used cash of $1,524,546 in operating activities during the year ended February 28, 2011 and used cash of $869,816 during the year ended February 28, 2010.

Financing Activities

The Company received total cash of $786,416 in financing activities during the year ended February 28, 2011. During such time, the Company received cash of $883,994 from the issuance of shares, less $97,578 for share issuance costs. The Company received total cash of $3,411,286 in financing activities during the year ended February 28, 2010. During such time, the Company received cash of $3,843,724 from the issuance of shares, less $11,500 due to related parties and less $420,938 for share issuance costs.

Investing Activities

The Company used cash of $691,522 in investing activities during the year ended February 28, 2011 due to the acquisition of mineral properties and deferred exploration expenditures. The Company used cash of $904,166 in investing activities during the year ended February 28, 2010 due to the acquisition of mineral properties, deferred acquisition costs and advances and deferred exploration expenditures

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the years ended February 28, 2011 and 2010, the Company had the following transactions with related parties:

(i)	Management fees of $7,000 (February 28, 2010 - $48,000) were incurred to a company controlled by a former director and officer.

(ii)	Management fees of $140,044 (February 28, 2010 - $45,542) were incurred to an officer and director.

(iii)	Management fees of $21,188 (February 28, 2010 - $Nil) were incurred to two directors.

(iv)	Management fees of $48,032 (February 28, 2010 - $Nil) were incurred to an officer.

(v)	Management fees of $30,756 and rent of $16,153 (February 28, 2010 - $10,605 and $nil respectively) were incurred to a company in which a director and officer is general manager.

(vi)	Management fees of $73,720 (February 28, 2010 - $19,037) were incurred to a company controlled by a director.

(vii)	Management fees of $53,484 (February 28, 2010 - $13,995) were incurred to an officer.

(viii)	Management fees of $9,173 (February 28, 2010- $nil) were incurred to a member of the Company’s technical advisory committee.

(ix)	Deferred exploration costs of $34,735 (February 28, 2010 - $Nil) were incurred to a company with one director and two officers in common.

(x)	Rent of $nil (February 28, 2010 - $13,750) were incurred to a company controlled by a director.

(xi)	Accounting fees of $nil (February 28, 2010 - $12,125) were incurred to a firm a former director was a partner of.

As at February 28, 2011, accounts payable include $437 owing to an officer of the Company and accrued liabilities include $183,747 for unissued stock options to the President and CEO of the Company.

FOURTH QUARTER

During the three months ended February 28, 2011, the Company incurred expenses of $776,457, which primarily consisted of $204,999 of investor communications, $485,803 of management fees, $22,202 of stock based compensation and $47,282 of professional fees. Net loss for the three months ended February 28, 2011 was $605,583. During the three months ended February 28, 2010, the Company incurred expenses of $808,474, which primarily consisted of $205,241 of investor communications, $198,489 of management fees, $191,011 of stock based compensation, $93,502 of professional fees, and $51,503 of advertising. Net loss for the three months ended February 28, 2010 was $1,226,832.

PROPOSED TRANSACTIONS

a)

On February 14, 2011, the Company entered into a property purchase agreement with Sociedad Gareste Limitada (“Gareste”) to acquire 16 mineral claims covering an area of approximately 4,200 hectares in Chile in consideration for 2,000,000 common shares upon closing to Gareste. The closing date shall be no later than December 31, 2011. In connection with the purchase, a 2% net smelter return royalty (“NSR”) on the sale of production will be granted in favour of Gareste, capped at US$6 million. At any time prior to the commencement of commercial production, the Company shall have the right to repurchase one-half, or a 1% NSR, for the sum of US$2million.

b)

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Maricunga project in consideration for cash payments totaling US$1.5 million and the issuance of 2 million common shares. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at U$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million.

c)

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Llanta project in consideration for cash payments totaling US$600,000 and the issuance of 900,000 common shares. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at U$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Change in Accounting Policy

Effective March 1, 2010, the Company changed, on a prospective basis, its functional currency from the Canadian dollar to the U.S. dollar. As a result of the acquisitions of the Company’s Chilean and Mexican Mineral Properties, a significant portion of the Company’s assets, liabilities, and expenses are denominated in US dollars. Prior to March 1, 2010, the Company’s operations were measured in Canadian dollars. The Canadian dollar has been retained as the Company’s reporting currency.

As a result of this change, the Company’s assets and liabilities were re-measured using the March 1, 2010 US dollar exchange rate of $1.0421.

Accumulated other comprehensive loss for 2011 includes a charge of $338,549 which reflects the effect of translating the Company’s consolidated financial statements into its reporting currency of Canadian dollars using the current rate method. The charge relates primarily to the translation of non-monetary mineral properties.

Recent Accounting Pronouncements

Section 1582, Business Combinations

In January 2009, the CICA issued Section 1582, Business Combinations, replacing Section 1581, Business Combinations. This section establishes the standards for the accounting for business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This new Section will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non-controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Company does not expect that the adoption of this standard will have a material impact on the consolidated financial statements.

Sections 1601 and 1602 must be implemented concurrently with Section 1582, Business Combinations, discussed above. Both Sections are applicable for fiscal years beginning on or after January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. Section 1602 is to be applied retrospectively, with certain exceptions. These sections have no impact on these consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The IFRS standards will be effective for the Company for interim and annual financial statements relating to the Company’s fiscal year beginning on or after January 1, 2011. The effective date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and year ended February 28, 2010. The Company has begun the planning and scoping phase of the transition to IFRS and intends to transition to IFRS financial statements during fiscal 2011. While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the AcSB confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its effect on the Company’s financial statements.

The Company will report interim and annual financial statements in accordance with IFRS beginning with the year ended February 28, 2011. The Company’s fiscal 2011 interim and annual financial statements will include comparative fiscal 2010 financial statements, adjusted to comply with IFRS.

The Chief Financial Officer will manage the conversion and report regularly to the Audit Committee. The implementation of IFRS consists of four phases:

(i) Scoping and impact analysis – Project scoping and impact analysis will be completed by April 30, 2011, and will produce a high level view of potential differences to existing accounting and reporting policies and consequential changes to information systems and business processes.

(ii) Evaluation and design phase – This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content.

(iii) Implementation phase – The implementation and review includes training programs for all current and future finance staff, execution of changes to information systems and business processes, and completing formal authorization processes to approve recommended accounting policy changes. It will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, embedding of IFRS in business processes, elimination of unnecessary data collection processes and Board approval of IFRS financial statements. Implementation also involves delivery of further training to staff as systems begin to take effect.

(iv) Quantitative impact review phase – Final determination of accounting policies and the quantitative impact of adopting IFRS on key line items in the Company’s financial statements

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS will result in some changes to the Company’s accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.

The following provides a summary of the Company’s evaluation to date of potential changes to accounting policies in key areas. This summary is intended only to highlight the areas the Company believes to be most significant based on its evaluations to date, and is not necessarily a complete list of changes that will result from adoption of IFRS.

In addition, the International Accounting Standards Board has significant ongoing projects related to potential changes to IFRS that could affect the potential for changes to the Company’s current accounting policies on adoption of IFRS.

Impairment of (Non-financial) Assets — IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value. The Company’s accounting policies related to impairment of non-financial assets will be changed to reflect these differences, however the Company does not expect that this change will have an immediate impact to the carrying value of its assets. The Company will perform impairment assessments in accordance with IFRS at the transition date.

Share-based Payments — In certain circumstances, IFRS requires a different measurement of stock-based compensation related to stock options than current Canadian GAAP. The Company does not expect any changes to its accounting policies related to share-based payments that would result in a significant change to line items within its financial statements.

Asset Retirement Obligations (Decommissioning Liabilities) — IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions. The Company’s accounting policies related to decommissioning liabilities will be changed to reflect these differences, however the Company does not expect this change will have an immediate impact to the carrying value of its assets.

Income Taxes — IFRS contains some different guidance related to recognition and measurement of future (deferred) income taxes. One of those differences relates to accounting for “flow-through” common shares, for which IFRS does not include the same level of specific guidance provided under current Canadian GAAP. The Company has not completed its detailed evaluation of the differences between IFRS and current Canadian GAAP related to accounting for income taxes. These differences could require changes to accounting policies that may impact the Company’s financial statements and require adjustments to future (deferred) income taxes and shareholders’ equity.

Business Combinations — IFRS allows an exemption to first-time adopter from retrospective application in case of business combinations that occurred before the date of transition to IFRS. In other words, under IFRS 1 an entity may elect to use previous GAAP accounting relating to such business combination. The Company concluded that no material change is to be expected of its previous business combination accounting under IFRS.

Accounting for mining assets and impairment — IFRS 6 applies to the Company’s mining assets. The Company’s current accounting policy of “full cost” method is permitted. IFRS 6 requires the Company to assess its mining assets for impairment when facts and circumstances suggest that carrying amount exceeds its recoverable amount.

Only then is an impairment test required to be performed in accordance with IAS 36. The Company concluded that no significant changes are expected to the accounting of the Company’s mining assets.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and accounts payable. Management believes that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

During the years ended February 28, 2011 and 2010, the Company incurred the following expenses on its properties in addition to the acquisition costs as described under the heading “Description of Business”:

Chilean Salars – Atacama Region III, Chile

	Year Ended February 28, 2011	Year Ended February 28, 2010
Capitalized exploration costs net of foreign exchange	$324,665	$148,575
Deferred acquisition costs	N/A	$3,578,552

On December 4, 2009, the Company acquired 99% of Salico which, in turn, holds interests in a total of nine lithium salars in Chile as described under the heading “Description of Business”. The Company acquired Salico in connection with the closing of an Amended and Restated Securities Exchange Agreement dated October 18, 2009.

Option To Acquire Escondidas – Mexico

	Year Ended February 28, 2011	Year Ended February 28, 2010
Capitalized exploration costs net of foreign exchange	$126,936	$52,625
Deferred acquisition costs	N/A	$210,200

On December 18, 2009, the Company entered into a Share Option Agreement, as amended on March 29, 2010, with Escondidas and the shareholders of Escondidas, under which the shareholders granted an option to the Company to acquire 76% of the issued and outstanding shares of Escondidas. The primary asset of Escondidas is a joint venture and development agreement with CPI, whereby CPI and Escondidas agreed to jointly process lithium and precious metals in the Cierro Prieto geothermal brine concessions that are owned by CPI and located in Baja California, Mexico, roughly 30 km south of the city of Mexicali. The termination date of the Option Agreement was originally June 30, 2010. In consideration for the option, the Company has agreed to pay or issue the following on the closing date of the Option Agreement on a pro rata basis:

  payment of US$125,000 to the shareholders;
  issuance of 5,000,000 common shares to the shareholders; and
  issuance of 5,000,000 warrants to the shareholders, each warrant of which entitles the shareholder to acquire one additional common share at the exercise price of $0.50 per share for a period of two years from the closing date.

In addition, the Company is obligated to pay to the shareholders the following amounts on a pro rata basis:

  US$500,000 - 6 months from commencement of commercial production;
  US$500,000 - 12 months from commencement of commercial production; and
  US$750,000 - 18 months from commencement of commercial production.

The Option Agreement further provides that the Company will pay:

  US$150,000 to Escondidas on signing for the repayment of outstanding indebtedness owed by Escondidas;
  US$50,000 to Escondidas on signing, and US$1,000 (formerly US$25,000) on a monthly basis thereafter until the earlier of the closing date or the termination of the Option Agreement to cover costs relating to outstanding expenses, due diligence, legal fees and other general and administrative expenses of Escondidas; and
  US$50,000 to Escondidas at closing for the repayment of outstanding indebtedness owed by Escondidas.

On June 30, 2010 the parties extended the termination date of the Option Agreement to October 31, 2010 and substantially changed the terms of the agreement to those reflected above. On October 28, 2010 the Company extended the termination date of the Option Agreement to April 30, 2011 and all other terms remained unchanged. On April 30, 2011 the Company further extended the termination date of the Option Agreement to October 31, 2011 and reduced the monthly amount payable under the Option Agreement to US$1,000, with all other terms remaining unchanged.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “PL”. The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at June 28, 2011, the Company had 42,234,753 common shares issued and outstanding.

Share Purchase Warrants

The Company had 10,340,143 share purchase warrants outstanding as at June 28, 2010 which had the following characteristics:

Number of Warrants	Exercise Price	Expiry Date
33,370	$0.15	July 24, 2011
3,882,197	$0.25	September 29, 2012
2,080,243	$0.25	October 4, 2012
4,344,333	$0.25	June 16, 2013

Stock Options

The Company had 2,650,000 stock options outstanding as at June 28, 2011 which had the following characteristics:

Number of Options	Exercise Price	Expiry Date
300,000	$0.15	September 15, 2013
750,000	$0.50	January 15, 2015
351,200	$0.55	April 21, 2015
98,800	$0.55	April 20, 2020
200,000	$0.55	April 9, 2020
950,000	$0.15	May 26, 2020

RISKS

Much of the information included in this report includes or is based upon estimates, projections or other forward-looking statements. Such forward-looking statements include any projections or estimates made by the Company and its management in connection with the Company’s business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company’s current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. Except as required by law, the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other forward-looking statements involve various risks and uncertainties as outlined below. The Company cautions readers of this report that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other forward-looking statements. In evaluating the Company, its business and any investment in its business, readers should carefully consider the following factors:

Risks Relating to the Early Stage of the Company and its Ability to Raise Capital

The Company is at a very early stage and its success is subject to the substantial risks inherent in the establishment of a new business venture.

The implementation of the Company’s business strategy is in a very early stage and subject to all of the risks inherent in the establishment of a new business venture. Accordingly, its intended business and prospective operations may not prove to be successful in the near future, if at all. Any future success that the Company might enjoy will depend upon many factors, many of which are beyond the Company’s control, or which cannot be predicted at this time, and which could have a material adverse effect upon the Company’s financial condition, business prospects and operations and the value of an investment in the Company company.

The Company has no operating history and its business plan is unproven and may not be successful.

Although the Company’s business formed in September 2006, it has no commercial operations. None of its projects have proven or provable reserves, are built, or are in production. The Company has not licensed or sold any mineral products commercially and do not have any definitive agreements to do so. The Company has not proven that its business model will allow it to generate a profit.

The Company has suffered operating losses since inception and it may not be able to achieve profitability.

The Company had an accumulated deficit of $4,000,238 as of February 28, 2011 and it expects to continue to incur significant discovery and development expenses in the foreseeable future related to the completion of feasibility, development and commercialization of its projects. As a result, it will be sustaining substantial operating and net losses, and it is possible that it will never be able to sustain or develop the revenue levels necessary to attain profitability.

The Company may have difficulty raising additional capital, which could deprive it of necessary resources.

The Company expect to continue to devote significant capital resources to fund exploration and development of its properties. In order to support the initiatives envisioned in its business plan, it will need to raise additional funds through public or private debt or equity financing, collaborative relationships or other arrangements. Its ability to raise additional financing depends on many factors beyond its control, including the state of capital markets, the market price of its common stock and the development or prospects for development of competitive technology or competitive projects by others. Because its common stock is not listed on a major stock market, many investors may not be willing or allowed to purchase its common shares or may demand steep discounts. Sufficient additional financing may not be available to it or may be available only on terms that would result in further dilution to the current owners of the Company’s common stock.

The Company expects to raise additional capital during 2011 but it does not have any firm commitments for funding. If it is unsuccessful in raising additional capital, or the terms of raising such capital are unacceptable, it may have to modify its business plan and/or significantly curtail its planned activities. If the Company is successful raising additional capital through the issuance of additional equity, its investor’s interest will be diluted.

There are substantial doubts about the Company’s ability to continue as a going concern and if it is unable to continue its business, its shares may have little or no value.

The Company’s ability to become a profitable operating company is dependent upon its ability to generate revenues and/or obtain financing adequate to explore and develop its properties. Achieving a level of revenues adequate to support its cost structure has raised substantial doubts about its ability to continue as a going concern. The Company plans to attempt to raise additional equity capital by issuing shares and, if necessary through one or more private placement or public offerings. However, the doubts raised relating to the Company’s ability to continue as a going concern may make its shares an unattractive investment for potential investors. These factors, among others, may make it difficult to raise any additional capital.

Failure to effectively manage the Company’s growth could place additional strains on its managerial, operational and financial resources and could adversely affect its business and prospective operating results.

The Company’s growth has placed, and is expected to continue to place, a strain on the Company’s managerial, operational and financial resources. Further, as its subsidiary’s business grows, and if and as it acquires interests in more subsidiaries and other entities, it will be required to manage multiple relationships. Any further growth by the Company or its subsidiary, or an increase in the number of its strategic relationships will increase this strain on its managerial, operational and financial resources. This strain may inhibit the Company’s ability to achieve the rapid execution necessary to implement its business plan, and could have a material adverse effect upon the Company’s financial condition, business prospects and prospective operations and the value of an investment in the Company.

Risks Related To The Company’s Business

Because of the unique difficulties and uncertainties inherent in mineral exploration ventures, the Company faces a high risk of business failure.

Potential investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration program that the Company intends to undertake on its properties and any additional properties that the Company may acquire. These potential problems include unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. The expenditures to be made by the Company in the exploration of its properties may not result in the discovery of mineral deposits. Any expenditures that the Company may make in the exploration of any other mineral property that it may acquire may not result in the discovery of any commercially exploitable mineral deposits. Problems such as unusual or unexpected geological formations and other conditions are involved in all mineral exploration and often result in unsuccessful exploration efforts. If the results of the Company’s exploration do not reveal viable commercial mineralization, the Company may decide to abandon some or all of its property interests.

Because of the speculative nature of the exploration of mineral properties, there is no assurance that the Company’s exploration activities will result in the discovery of any quantities of mineral deposits on its current properties or any other additional properties the Company may acquire.

The Company intends to continue exploration on its current properties and the Company may or may not acquire additional interests in other mineral properties. The search for mineral deposits as a business is extremely risky. The Company can provide investors with no assurance that exploration on its current properties, or any other property that the Company may acquire, will establish that any commercially exploitable quantities of mineral deposits exist. Additional potential problems may prevent the Company from discovering any mineral deposits. These potential problems include unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If the Company is unable to establish the presence of mineral deposits on its properties, its ability to fund future exploration activities will be impeded, the Company will not be able to operate profitably and investors may lose all of their investment in the Company.

The potential profitability of mineral ventures depends in part upon factors beyond the control of the Company and even if the Company discovers and exploits mineral deposits, the Company may never become commercially viable and the Company may be forced to cease operations.

The commercial feasibility of an exploration program on a mineral property is dependent upon many factors beyond the Company’s control, including the existence and size of mineral deposits in the properties the Company explores, the proximity and capacity of processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental regulation. These factors cannot be accurately predicted and any one or a combination of these factors may result in the Company not receiving an adequate return on invested capital. These factors may have material and negative effects on the Company’s financial performance and its ability to continue operations.

Exploration and exploitation activities are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on the Company.

Exploration and exploitation activities are subject to federal, provincial, state and local laws, regulations and policies, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. Exploration and exploitation activities are also subject to federal, provincial, state and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment.

Environmental and other legal standards imposed by federal, provincial, state or local authorities may be changed and any such changes may prevent the Company from conducting planned activities or may increase its costs of doing so, which would have material adverse effects on its business. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damages that the Company may not be able to or elect not to insure against due to prohibitive premium costs and other reasons. Any laws, regulations or policies of any government body or regulatory agency may be changed, applied or interpreted in a manner which will alter and negatively affect the Company’s ability to carry on its business.

Title to mineral properties and related water rights is a complex process and the Company may suffer a material adverse effect in the event one or more of its property interests are determined to have title deficiencies.

Acquisition of title to mineral properties and related water rights is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has obtained a title opinion in respect to its Chilean salar property interests, the Company cannot give an assurance that title to such property will not be challenged or impugned. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that the Company does not have title to one or more of its properties or lack appropriate water rights could cause the Company to lose any rights to explore, develop and mine any minerals on that property, without compensation for its prior expenditures relating to such property.

One of the Company’s material properties is located in Chile, and any material change to the laws of Chile affecting mineral properties may have a material adverse effect on the Company.

Chile is a developing country. As with any developing country, the Company will be subject to certain risks which may result from changes in Chilean law and politics, including expropriation, currency fluctuation and possible political instability which may result in the impairment or loss of mineral concessions or other mineral rights. Changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Obtaining legal and accounting services in under-developed countries is difficult and may make implementation of proper controls difficult and assessment of the Company’s legal entitlements less certain. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety. Chile’s status as a developing country may make it more difficult for the Company to obtain any required exploration, development and production financing for its projects. The Company does not maintain political risk insurance.

Mineral concessions under Chilean law do not automatically vest title to lithium.

Under Chilean mining law, lithium and certain other metals are technically reserved to the state of Chile for the Chilean National Nuclear Commission. As a consequence, the Company must apply through the Ministry of Mines for a special operating permit that allows it to process and export lithium products. This permit is authorized and must be signed by the President of Chile. Although the Company is not aware of any current lithium project in Chile which upon application has not received this permit, the risk still remains that the application which may be submitted by the Company for this purpose could be rejected. In this event the failure to secure a lithium operating permit could materially and adversely affect the ability of the Company to carry on its business.

Because the Company’s property interests may not contain mineral deposits and because it has never made a profit from its operations, the Company’s securities are highly speculative and investors may lose all of their investment in the Company.

The Company’s securities must be considered highly speculative, generally because of the nature of its business and its stage of operations. The Company currently has exploration stage property interests which may not contain mineral deposits. The Company may or may not acquire additional interests in other mineral properties but, except as stated herein, the Company does not have plans to acquire rights in any specific mineral properties as of the date of this report. Accordingly, the Company has not generated significant revenues nor has it realized a profit from its operations to date and there is little likelihood that the Company will generate any revenues or realize any profits in the short term. Any profitability in the future from the Company’s business will be dependent upon locating and exploiting mineral deposits on the Company’s current properties or mineral deposits on any additional properties that the Company may acquire. The likelihood that any mineral properties that the Company may acquire or have an interest in will contain commercially exploitable mineral deposits is extremely remote. The Company may never discover mineral deposits in respect to its current properties or any other area, or the Company may do so and still not be commercially successful if the Company is unable to exploit those mineral deposits profitably. The Company may not be able to operate profitably and may have to cease operations, the price of its securities may decline and investors may lose all of their investment in the Company.

As the Company faces intense competition in the mineral exploration and exploitation industry, the Company will have to compete with the Company’s competitors for financing and for qualified managerial and technical employees.

The Company’s competition includes large established mining companies with substantial capabilities and with greater financial and technical resources than the Company. As a result of this competition, the Company may have to compete for financing and be unable to acquire financing on terms it considers acceptable. The Company may also have to compete with the other mining companies for the recruitment and retention of qualified managerial and technical employees. If the Company is unable to successfully compete for financing or for qualified employees, the Company’s exploration programs may be slowed down or suspended, which may cause the Company to cease operations as a company.

The Company’s future is dependent upon its ability to obtain financing and if the Company does not obtain such financing, the Company may have to cease its exploration activities and investors could lose their entire investment.

There is no assurance that the Company will operate profitably or will generate positive cash flow in the future. The Company requires additional financing in order to proceed with the exploration and development of its properties. The Company will also require additional financing for the fees it must pay to maintain its status in relation to the rights to the Company’s properties and to pay the fees and expenses necessary to operate as a public company. The Company will also need more funds if the costs of the exploration of its mineral claims are greater than the Company has anticipated. The Company will require additional financing to sustain its business operations if it is not successful in earning revenues. The Company will also need further financing if it decides to obtain additional mineral properties. The Company currently does not have any arrangements for further financing and it may not be able to obtain financing when required. The Company’s future is dependent upon its ability to obtain financing. If the Company does not obtain such financing, its business could fail and investors could lose their entire investment.

The Company’s directors and officers are engaged in other business activities and accordingly may not devote sufficient time to the Company’s business affairs, which may affect its ability to conduct operations and generate revenues.

The Company’s directors and officers are involved in other business activities and serve as officers and directors of other mineral exploration companies. As a result of their other business endeavours, the directors and officers may not be able to devote sufficient time to the Company’s business affairs, which may negatively affect its ability to conduct its ongoing operations and its ability to generate revenues. In addition, the management of the Company may be periodically interrupted or delayed as a result of its officers’ other business interests.

Risks Relating To The Company’s Common Stock

There are a large number of unexercised share purchase warrants and stock options outstanding. If these are exercised, your interest in the Company will be diluted.

As of June 28, 2011, there were 42,234,753 shares of the Company’s common stock issued and outstanding. If all of the share purchase warrants and options that were issued and outstanding as of that date were to be exercised, including warrants and options that are not yet exercisable, the Company would be required to issue up to an additional 12,990,143 shares of the Company’s common stock, or approximately 31% of the Company’s issued and outstanding shares of common stock on June 28, 2011. This would substantially decrease the proportionate ownership and voting power of all other stockholders. This dilution could cause the price of the Company’s shares to decline and it could result in the creation of new control persons. In addition, the Company’s stockholders could suffer dilution in the net book value per share.

A decline in the price of the Company’s common stock could affect its ability to raise further working capital and adversely impact its ability to continue operations.

A prolonged decline in the price of the Company’s common stock could result in a reduction in the liquidity of its common stock and a reduction in its ability to raise capital. Because a significant portion of the Company’s operations have been and will be financed through the sale of equity securities, a decline in the price of its common stock could be especially detrimental to the Company’s liquidity and its operations. Such reductions may force the Company to reallocate funds from other planned uses and may have a significant negative effect on the Company’s business plan and operations, including its ability to develop new products and continue its current operations. If the Company’s stock price declines, it can offer no assurance that the Company will be able to raise additional capital or generate funds from operations sufficient to meet its obligations. If the Company is unable to raise sufficient capital in the future, the Company may not be able to have the resources to continue its normal operations.

Because the Company can issue additional shares of common stock, purchasers of its common stock may incur immediate dilution and may experience further dilution.

The Company is authorized to issue an unlimited number of shares of common stock, of which 42,234,753 shares were issued and outstanding as of June 28, 2011. The Company’s board of directors has the authority to cause the Company to issue additional shares of common stock without consent of any of the Company’s stockholders. Consequently, the stockholders may experience more dilution in their ownership of the Company’s stock in the future.

The Company’s stock is a penny stock. Trading of its stock may be restricted by the Securities and Exchange Commission’s penny stock regulations which may limit a stockholder’s ability to buy and sell its stock.

The Company’s common stock is expected to trade at a price substantially below $5.00 per share, which will make it a penny stock. The Securities and Exchange Commission has adopted Rule 15g-9 which generally defines “penny stock” to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions.

The Company’s securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors”. The term “accredited investor” refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities. The Company believes that the penny stock rules discourage investor interest in and limit the marketability of its common stock.

FINRA sales practice requirements may also limit a stockholder's ability to buy and sell the Company’s stock.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission, the Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy the Company’s common stock, which may limit your ability to buy and sell the Company’s stock.

An investor’s ability to trade the Company’s common stock may be limited by trading volume.

A consistently active trading market for the Company’s common stock may not occur on the OTC Bulletin Board. A limited trading volume may prevent the Company’s shareholders from selling shares at such times or in such amounts as they may otherwise desire. Further, while the Company’s common shares are traded on the TSX Venture Exchange, its common shares have historically been sporadically or thinly traded on the TSX Venture Exchange.

The Company has not voluntarily implemented various corporate governance measures, in the absence of which, shareholders may have more limited protections against interested director transactions, conflicts of interest and similar matters.

Recent federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges and NASDAQ are those that address board of directors independence, audit committee oversight and the adoption of a code of ethics. While the Company’s board of directors has formed an audit committee of which the majority are independent directors, and has adopted a set of corporate governance guidelines, the Company has not adopted a Code of Ethics and Business Conduct, and other relevant corporate governance measures and, since its securities are not listed on a national securities exchange or NASDAQ, the Company is not required to do so. It is possible that if the Company were to adopt some or all of these corporate governance measures, shareholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested directors and that policies had been implemented to define responsible conduct. For example, in the absence of nominating and compensation committees comprised of at least a majority of independent directors, decisions concerning matters such as compensation packages to its senior officers and recommendations for director nominees may be made by a majority of directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind its current lack of corporate governance measures in formulating their investment decisions.

Because the Company will not pay dividends in the foreseeable future, stockholders will only benefit from owning common stock if it appreciates.

The Company has never paid dividends on its common stock and it does not intend to do so in the foreseeable future. The Company intends to retain any future earnings to finance its growth. Accordingly, any potential investor who anticipates the need for current dividends from his or her investment should not purchase the Company’s common stock.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.

BOARD APPROVAL

The board of directors of the Company has approved this MD&A.